UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2019
Commission File Number 001-37595
SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

7 May 2019

SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC (together "Santander UK")

BOARD CHANGES

Santander UK today announces that Garrett Curran has been appointed as an Independent Non-Executive Director and will join the Boards of Santander UK and that Julie Chakraverty will be stepping down from the Boards of Santander UK.

Santander UK further announces the appointment of Dirk Marzluf as a Banco Santander, S.A. nominated Non-Executive Director of the Santander UK Boards. He replaces Lindsey Argalas who will be stepping down from the Santander UK Boards.

All these changes are effective from 7 May 2019.

- Ends -

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Adam Williams	Head of Media Relations	020 7756 5533

Notes to Editors:

Garrett Curran

Garrett has spent over 20 years in investment banking in a variety of positions, predominantly in global markets, capital markets and investment banking in London and New York. Most recently, he was CEO of Credit Suisse in the UK and the bank’s Chief Client Officer in EMEA, whilst also managing and supervising their Global Markets EMEA client business, with responsibilities spanning strategy, operational management, supervision, culture and senior client relationships. Since leaving Credit Suisse in 2016, Garrett has been an active advisor and investor specialising in financial services, technology and real estate.

Dirk Marzluf

Dirk joined Banco Santander as Group Head of Technology and Operations in September 2018. He joined Banco Santander from AXA Group, where he served as Group Chief Information Officer (CIO) since 2013 leading the insurance group’s technology and information security transformation, its overall project portfolio and as co-sponsor of its digital strategy. His global technology leadership roles include previous work at Accenture, Daimler Chrysler and Winterthur Group.

As Banco Santander Group Head of Technology and Operations, Dirk Marzluf is responsible for leading the information technology and operations function and its strategic development.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander, S.A. (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers, 13,217 branches and over 200,000 employees at the close of December 2018. In 2018, Banco Santander made attributable profit of EUR 7,810 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2019, the bank serves around 15 million active customers with c24,000 employees and operates through 754 branches (which includes 51 university branches) and 63 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 7 May 2019	By / s / Gavin White
Gavin White
Company Secretary